SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Michael S. Chae	Vice Chairman, Chief Financial Officer of Blackstone Inc.
John G. Finley	Chief Legal Officer of Blackstone Inc.
Vikrant Sawhney	Chief Administrative Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Joseph P. Baratta	Global Head of Private Equity Strategies at Blackstone Inc.
James W. Breyer	Founder and Chief Executive Officer of Breyer Capital
Reginald J. Brown	Partner for the law firm, Kirkland & Ellis
Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide
William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)
Ruth Porat	President & Chief Investment Officer, Alphabet and Google